FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of October, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _______

COMPAGNIE GENERALE DE GEOPHYSIQUE
ISIN : 0000120164 — NYSE : GGY

Shareholders’s meeting, October 29th, 2004

Paris, October 29th 2004

The shareholders of Compagnie Generale de Geophysique met today and approved resolutions which covered among other things:

–	The Onex-reserved issue of bonds to the amount of USD 84.980 millions convertible into new shares, redeemable for new shares. The transaction closing is expected to take place on November 4th 2004.

–	The appointment of Andrew Shiner, one of the managing directors of ONEX, as board member, on the day of ONEX’ subscription to the bonds. From that date, CGG’s Board of Directors will have 11 members.

The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.

This press announcement does not constitute an offer for sale of securities or an invitation to subscribe for securities or to sell securities in any jurisdiction. The securities mentioned in this press announcement have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

Contacts :
Christophe PETTENATI AUZIERE Christophe BARNINI	(33) 1 64 47 36 75 (33) 1 64 47 38 10

Email : invrel@cgg.com
Internet : www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : October 29th 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /